UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Y-MABS THERAPEUTICS, INC.
(Name of Subject Company)

YOSEMITE MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

PERSEUS BIDCO US, INC.
(Parent of Offeror)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

984241109
(CUSIP Number of Class of Securities)

Robert Duffield
c/o Perseus BidCo US, Inc.
300 Conshohocken State Road, Suite 300
West Conshohocken, Pennsylvania 19428
United States
+1 856 981 7737
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Sebastian L. Fain, Esq.
Paul K. Humphreys, Esq.
Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form of Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Yosemite Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Perseus BidCo US, Inc., a Delaware corporation (“SERB Pharmaceuticals”), for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”), at a price of $8.60 per Share, in cash, without interest, subject to any applicable withholding of taxes, pursuant to an Agreement and Plan of Merger, dated as of August 4, 2025 (the “Merger Agreement”), by and among SERB Pharmaceuticals, Purchaser, the Company, and solely for the purposes of Section 5.16 and Article 8 of the Merger Agreement, Stark International Lux, a Luxembourg société à responsabilité limitée.

Forward Looking Statements

This announcement contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of the Company and SERB Pharmaceuticals, including statements relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger dated as of August 4, 2025 by and among the Company, SERB Pharmaceuticals, and the other parties thereto (the “Merger Agreement”), including the anticipated occurrence, manner and timing of the proposed tender offer, the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the prospective benefits of the proposed transaction, including with respect to the potential for additional data for DANYELZA® (naxitamab-gqgk), the potential expansion of partnerships to additional oncology centers, the ability to have a positive impact on the lives of more neuroblastoma patients and their families and SERB Pharmaceuticals’ ability to leverage its existing global footprint and its medical, regulatory, and commercial expertise to expand the reach of DANYELZA to new markets; and other statements that are not historical facts. The forward-looking statements contained in this announcement are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the transaction does not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that the Company and SERB Pharmaceuticals will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the effects of the transaction on relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed transaction on the market price of the Company’s common stock and/or the Company’s operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; SERB Pharmaceuticals’ ability to fund the proposed transaction; obtaining and maintaining adequate coverage and reimbursement for products; the time-consuming and uncertain regulatory approval process; the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of the parties’ cash flows and capital resources; the parties’ ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting the Company and SERB Pharmaceuticals, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s filings and reports with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by SERB Pharmaceuticals and Purchaser, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company. Any forward-looking statements are made based on the current beliefs and judgments of the Company’s and SERB Pharmaceuticals’ management, and the reader is cautioned not to rely on any forward-looking statements made by the Company or SERB Pharmaceuticals. Except as required by law, the Company and SERB Pharmaceuticals do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Important Information about the Offer and Where to Find It

The tender offer (the “Offer”) for the Company’s outstanding common stock referred to in this announcement has not yet commenced. The description contained in this announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that SERB Pharmaceuticals will file with the SEC. The solicitation and offer to purchase the Company’s common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, SERB Pharmaceuticals will file a tender offer statement on Schedule TO and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF THE COMPANY’S SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related offer documents will be made available for free at the SEC’s website at www.sec.gov. Copies of those offer documents and all other documents filed by SERB Pharmaceuticals and the Company will be made available at no charge by directing a request to the information agent for the Offer, which will be named in the Schedule TO to be filed with the SEC. Copies of the solicitation/recommendation statement on Schedule 14D-9 to be filed with the SEC by the Company will be available free of charge on the Company’s investor relations website at https://ir.ymabs.com/ or by contacting the Company’s investor relations contact at cdu@ymabs.com.

IN ADDITION, THE COMPANY FILES ANNUAL, QUARTERLY AND CURRENT REPORTS AND OTHER INFORMATION WITH THE SEC, WHICH ARE ALSO MADE AVAILABLE FREE OF CHARGE ON THE COMPANY’S INVESTOR RELATIONS WEBSITE AT HTTPS://IR.YMABS.COM/ AND AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release issued by SERB Pharmaceuticals and the Company, dated August 5, 2025.

99.2	Social media posts of SERB Pharmaceuticals and Vanessa Wolfeler, President of SERB Pharmaceuticals, dated August 5, 2025.

99.3	News article published by Endpoints: Specialty pharma SERB to buy Y-mAbs in $412M all-cash deal, by Kyle LaHucik, dated August 5, 2025.